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06007822

AB 4/6/06

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 31 2006 WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
du Pasquier & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher J. Moran 212-624-3164
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher J. Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of du Pasquier & Co., Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Title

Notary Public

Rita Burghardt McDonough
NOTARY PUBLIC, State of New York
No. 02BU6098744
Qualified in New York County
Commission Expires Sept. 22, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

du Pasquier & Co., Inc.
(S.E.C. I.D. NO. 8-41367)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

AND

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

This report is filed as a PUBLIC DOCUMENT in accordance with Rule 17a-5(e) (3)

du Pasquier & Co., Inc.
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
du Pasquier & Co., Inc.

We have audited the accompanying statement of financial condition of du Pasquier & Co., Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting is a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of du Pasquier & Co., Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

CITRIN COOPERMAN & COMPANY, LLP

New York, New York
March 21, 2006

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

du PASQUIER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 1,090,541
Receivable from clearing broker-dealers	508,693
Prepaid expenses	71,927
Property and equipment - net of accumulated depreciation and amortization of $55,599	66,422
Marketable securities – at market value	263,850
Other	328,973
TOTAL ASSETS	$ 2,330,406

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued compensation payable	$ 134,261
Accounts payable and other liabilities	96,622
Deferred income taxes	13,600
Total liabilities	244,483
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock, no par value; 200 shares authorized; 15 shares issued and outstanding	100,000
Retained earnings	1,985,923
Total stockholder's equity	2,085,923
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,330,406

See accompanying notes to financial statement

du PASQUIER & CO., INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

du Pasquier & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company was formed in New York on June 12, 1991. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records.

Cash and cash equivalents

Cash and cash equivalents include investments in a money market sweep account. In addition, cash and cash equivalents includes cash held in foreign bank accounts of $244,000.

Excess concentration

At December 31, 2005, the Company had cash balances in excess of federally insured limits with various banks and money market sweep account funds. The excess concentration was $1,086,494.

Securities transactions

Agency transactions are cleared through Pershing LLC ("Pershing") and are recorded on a trade date basis when commission revenues and expenses also recorded. Securities transactions for the Company's own accounts are recorded on trade date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value

Revenue recognition

Commissions revenue includes revenue resulting from executing stock exchange-listed securities, over-the counter securities, and other transactions as agent for the Company's clients.

Commissions revenues and related clearing expenses are recorded on a trade date basis as security transactions occur. Commissions earned could vary based on number of factors, including performance of the financial markets traded by the Company's clients.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives, ranging from 3 to 5 years

Income taxes

As of August 1, 1999, the Company elected the status of a small business corporation (Subchapter S). For Federal and New York income tax purposes, income is taxed directly to the shareholders.

Deferred taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for unrealized gains on investments that are available for sale.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. MARKETABLE SECURITIES

At December 31, 2005, the Company owned 7,500 shares of NASDAQ common stock, which, at that date had a fair market value of $263,850 and a cost of $100,500. In addition, at December 31, 2005, the Company also owned 900 warrants to acquire NASDAQ common shares. At December 31, 2005, the warrants, had a fair market value of $0 and a cost of $9,700. The total unrealized gain with respect to those securities at December 31, 2005 was $153,650.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office equipment	$ 49,810
Computer software	35,875
Furniture and fixtures	30,000
Computer equipment	5,336
	121,021
Accumulated depreciation	54,599
Property and equipment – net	$ 66,422

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of 1,222,897, which was $1,122,897 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.20 to 1.

NOTE 6. PENSION PLANS

The Company has established a Simplified Employee Plan Individual Retirement Account Pension Plan (SEP IRA). The plan covers salaried employees, with the exception of part-time, hourly paid workers. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2005. In addition, the Company has a Salary Reduction Simplified Employee Plan (SAR SEP). On a combined basis, contributions to the SEP IRA, and the salary reduction plan, will not exceed the maximum amount allowed under IRS regulations.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company occupies office space in Paris, France, under a lease expiring September 30, 2007. The approximate annual rental is 35,675 euros ($43,000). Aggregate minimum annual rentals through the lease termination date are approximately $86,000. The lease provides for escalations attributable to certain costs incurred by the lessor. Rent expense on this lease for the year ended December 31, 2005 was $64,495.

The Company occupies office space in New York, New York, and is presently negotiating for a lease expiring December 31, 2006. The terms reflect an approximate rental of $203,000 per annum. The lease is awaiting signature by all parties.

The Company uses Pershing to process its securities transactions and to provide custodial and other services. The Company pays a fee on a percentage of revenues basis for securities transactions executed and cleared by Pershing and interest on balances owed to Pershing. At times, the Company has significant money balances on deposit with Pershing.

NOTE 8. PRIOR PERIOD ADJUSTMENT

The Company's 2004 financial statements contained an error in the way that the Company had accounting for its marketable securities. Accordingly, retained earnings at January 1, 2005, have been adjusted by $26,500 to correct the Company's previous accounting method. Had the error not been made, net income for 2004, would have been reduced by $26,500.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from it clearing broker-dealer on a daily basis, and by requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 10. LITIGATION AND LEGAL COSTS

In June 2005, the Company negotiated a settlement with a former client and agreed to pay the former client $115,000. In connection therewith, the Company incurred approximately $131,000 of related legal expenses.

In an unrelated matter, the Company received an arbitration award of $20,000, of which $10,000 was paid in August 2005, and the remaining payments will be paid at $1,000 per month though May 2006. The Company received $5,000 of the remaining payments during the year ended December 31, 2005, and has recorded the additional $5,000 as a miscellaneous receivable at December 31, 2005.

The Company is involved in legal actions and claims arising in the normal course of business. Based on management's assessment of these matters, and based on consultation with its legal counsel, management believes that their outcome will not have a significant effect on the Company's financial position.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
du Pasquier & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of du Pasquier & Co., Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following;

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
March 21, 2006